Exhibit 1
                                                                       ---------

For Immediate Release                                           20 December 2005


                              WPP GROUP PLC ("WPP")


WPP was notified on 19 December 2005 that Sir Martin Sorrell, a director of WPP, sold 1,920,000 WPP ordinary shares at a price of 627.5p per share on 19 December 2005. The shares were acquired and retained by the WPP UK ESOP to be used to satisfy future share awards to employees of the WPP Group.

Following these transactions, Sir Martin Sorrell and his family interests are interested in or have rights in 13,633,028 shares representing 1.088% of the issued share capital of WPP (excluding 5,146,634 shares which is the maximum number of matching shares under the 2004 and 2005 LEAP awards, the performance periods for which expire on 31 December 2007 and 31 December 2009 respectively).


Contact:
Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com.